SpaceFab.US - About Us.mp4 (6m 40s)
https://jotengine.com/transcriptions/AIKtJF84sspK0HotvIdu3A
2 speakers (Randy Chung, Sean League)

[0:00:07]
Randy Chung: I'm Randy Chung, CEO and a cofounder of SpaceFab.US. We started Spa ceFab because we wanted to give everyone the ability to manufacture anything and everything they want to in space. Through asteroid mining and exponential manuf acturing in space, the cost of manufacturing in space will approach zero, making it less expensive to manufacture objects in space than anywhere on Earth. We ar e implementing a step by step path to address this trillion dollar market. Our f irst step is to build a profitable space telescope business by designing and ope rating the first commercial multipurpose space telescope in history. I started m y career working on communication satellites at Hughes Aircraft. At Western Digi tal, I designed the world's first single-chip hard disc controller, the WD1010, which turned Western Digital into a billion dollar storage company. I've worked on image processing, CMOS imagers, and digital processing at Rockwell Semiconduc tor and Conexant. I was a founder of a video streaming software company where I was the Chief Technology Officer for 15 years. At SpaceFab, I've come full circl

[0:01:17]
Sean League: Thank you Randy. All right. I'm Sean League, cofounder of SpaceFab.
 I have a degree in astrophysics and have been in the field of astronomy and opt ics my entire career. I have worked as a fiber optic engineer and I've worked in anti-missile laser systems. I've also been the VP and Director of Sales for sev eral astronomical companies. In addition, I've started five companies including US Telescopes Incorporated. Now I'm the Director of Spacecraft Development here

[0:01:44]
Randy Chung: Each of our first generation satellites will cost $2 million to bui ld a launch and should generate $10 million of revenue over its four year lifeti me. We will provide an on demand service for professional and amateur astronomer s as well as serving the ground observation market. We expect to reach profitabi lity with our first satellite and our corporate partner has offered us two launc h slots free of charge. We plan to launch additional satellites every 12 to 18 m onths for civil, government, and educational markets. We are already working on technologies for the deep space missions to mine asteroids and for exponential s pace manufacturing. Sean, please tell us about SpaceFab's first space telescope.

[0:02:29]
Sean League: I'm leading the design of our first space telescope. Here's an engi neering model based on a 12U cubesat standard. Using the cube set standard incre ases efficiency, decreases the cost of building the satellite, and decreases the launch cost. Our satellite uses many off the shelf parts, creating a considerab le cost savings. Of course, we have some unique parts as well. One of these is t he secondary mirror and extendable boom system. This allows us to stay in the ec onomical 12U cubesat form factor but utilizes the large side of the spacecraft t
o have a maximum size telescope mirror. In this case, about eight or nine inches in diameter. This is four times the area of our competitor's scope at the same launch cost. This extendable boom has to be solid and rigid once deployed. One o f our corporate partners who builds extendable booms for NASA and the European S pace Agency will be designing and constructing the boom portion of the spacecraf
t. This will be the first generation telescope that we launch. The main telescop e is a plane-wave Dall-Kirkham design and our satellite is being designed for am ateur and professional astronomers as well as for ground observation customers. It will have color LRGB and narrow band filters for taking beautiful images as w ell as research grade filters for photometry and spectroscopy. The spacecraft co ntains three types of sensors: an eight megapixel intensified EMCCD for UV, a 48 megapixel visible and near IR, and a 150 band hyperspectral imager with 1.5 met er ground resolution. The space telescope will be available to the public at a m inute or hourly rate as well as a quick response on demand rate for short lived events such as supernovas. Important customer, such as researchers, will be able to schedule priority observations for specific times. As to the communication s ide of things on the spacecraft, the housekeeping and pointing instructions will be sent out via the Globalstar Network. That's what this antenna on the side is for right here. The bandwidth using this method is expensive and limited so we'
ll be using a laser downlink to download the data back to Earth twice a day usin g optical ground stations also using plane-wave telescopes. Another corporate pa rtner Fibersat, is launching a large communications satellite in 2019. They have given us a spot as a secondary payload on their SpaceX Falcon 9. In mid 2019, w

[0:05:00]
Randy Chung: We're raising our seed round of funding now, which will be used to complete our space telescope design and to build and test our preflight satellit
e. We have already filed one patent on our highly efficient ion engine accelerat or and we're writing more patents. We expect our space telescope business to be profitable soon after our first satellite is launched. Your investment will let us build our space telescope, the first step toward exponential manufacturing an d asteroid mining, which will completely change what we can build in space, help us improve our life on Earth, and will let us explore and settle our solar syst

[0:05:51]
Sean League: Yeah. Thank you and have a great day.
[0:05:53]